

04001462

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 43074

PROCESSING SECTION

FEB 2 3 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2003____ AND ENDING____12/31/2003____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COST CONTAINMENT SERVICES, INC.

OFFICIAL USE ONLY

____22938____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____12444 POWERSCOURT DRIVE, SUITE 190____
(No. and Street)

____ST. LOUIS____   ____MISSOURI____   ____63131____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____BRIAN GODING____   ____314-822-4444____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____GRACE AND COMPANY, LLP____
                (Name – if individual, state last, first, middle name)

____3117 S. BIG BEND BLVD.____ ____ST. LOUIS____ ____MISSOURI____ ____63143____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___BRIAN GODING_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___COST CONTAINMENT SERVICES, INC._____, as of ___DECEMBER 31ST_____, 20_03___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Notary Public

_____
Signature

___PRESIDENT/OWNER___
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) _Independent Auditors' Report on Internal Control Structure Required by Rule 17a-5_

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Cost Containment Services, Inc.

FINANCIAL STATEMENTS

December 31, 2003

Cost Containment Services, Inc.

FINANCIAL STATEMENTS

December 31, 2003

CONTENTS



Grace & Company, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cost Containment Services, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of *Cost Containment Services, Inc.* as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *Cost Containment Services, Inc.* as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedules on pages 8 through 12 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

St. Louis, Missouri
February 4, 2004

Grace & Company, L.L.P.

Cost Containment Services, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$	6,948
Other Receivables		14,012
Deposit		50,000
	$	70,960

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to Affiliated Party	$	20,960
Commitments and Contingencies		-
Stockholder's Equity:		
Common stock, $1 par value		
Authorized - 30,000 shares		
Issued and outstanding - 100 shares		100
Additional paid-in capital		49,900
Retained earnings		-
		50,000
	$	70,960

Cost Containment Services, Inc.

STATEMENT OF INCOME

Year Ended December 31, 2003

Revenues:

Clearing fees	$	191,201
Commissions		44,442
		235,643
Operating Expenses		235,999
Loss from Operations		(356)
Interest Income		356
Net Income	$	-

Cost Containment Services, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2003

	Common Stock		Additional		
	Number of Shares	Par Value	Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2003.............	100	$ 100	$ 49,900	$ -	$ 50,000
Net Income..	-	-	-	-	-
Balance at December 31, 2003.........	100	$ 100	$ 49,900	$ -	$ 50,000

The accompanying notes are an integral part of the financial statements.

Page 4

Cost Containment Services, Inc.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

Cash Flows from Operating Activities:

Net income	$ -
Noncash items included in net income:	
Changes in:	
Other receivables	**21,823**
Accrued expenses	**(2,529)**
Due to affiliated party	**(14,331)**
Net cash provided by operating activities and net increase in cash	**4,963**
Cash at January 1, 2003	**1,985**
Cash at December 31, 2003	**$ 6,948**

Cost Containment Services, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

1.   Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Cost Containment Services, Inc. ("Company") is a registered securities broker/dealer and clears all customer transactions through another broker/dealer on a fully disclosed basis. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Recognition of Income and Expenses

Commission income and clearing fees related to securities transactions are recognized on a settlement date basis because all such transactions are cleared through another broker/dealer which operates on this basis. Reporting such transactions on a trade date basis would not result in a material difference.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $30,988 which was $25,988 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .68 to 1.

3.   Deposit

The Company is required to maintain a deposit with a clearing broker/dealer.

Cost Containment Services, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

4. **Affiliated Party**

The Company has an agreement with an affiliated company, Fiduciary Consultants, Inc. ("FCI"), whereby FCI furnishes office space and management services in connection with the development, promotion, management and operation of the Company's business, in exchange for 100% of the gross revenues of the Company before the deduction of any accounts payable of the Company. In the event that the Company's operating expenses exceed such fee, FCI will waive its fee and reimburse the Company in the amount of such excess expenses.

SUPPLEMENTARY INFORMATION

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

    A. (k)   ☐ [4550]
        (1)--Limited business (mutual funds and/or variable annuities only)

    B. (k)   ☐ [4560]
        (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

    C. (k)   ☑ [4570]
        (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 35008 [4335A]	BEAR, STEARNS & CO. INC. [4335A2]	All [4335B]
8- _____ [4335C]	_____ [4335C2]	_____ [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

    D. (k)   ☐ [4580]
        (3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

   $\underline{\hspace{2cm} 50,000}$ [3480]

2. Deduct ownership equity not allowable for Net Capital

   $\underline{\hspace{3cm}}$ [3490]

3. Total ownership equity qualified for Net Capital

   $\underline{\hspace{2cm} 50,000}$ [3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

   $\underline{\hspace{3cm} 0}$ [3520]

   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

   $\underline{\hspace{3cm} 0}$ [3525]

5. Total capital and allowable subordinated liabilities

   $\underline{\hspace{2cm} 50,000}$ [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**

   $\underline{\hspace{2cm} 14,012}$ [3540]

   B. **Secured demand note deficiency**

   $\underline{\hspace{3cm}}$ [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges**

   $\underline{\hspace{3cm}}$ [3600]

   D. **Other deductions and/or charges**

   $\underline{\hspace{2cm} 5,000}$ [3610] $\underline{\hspace{2cm} -19,012}$ [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

   $\underline{\hspace{3cm} 0}$ [3630]

8. Net capital before haircuts on securities positions

   $\underline{\hspace{2cm} 30,988}$ [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. **Contractual securities commitments**

   $\underline{\hspace{3cm}}$ [3660]

   B. **Subordinated securities borrowings**

   $\underline{\hspace{3cm}}$ [3670]

   C. **Trading and investment securities:**

1.	Exempted securities		[3735]
2.	Debt securities		[3733]
3.	Options		[3730]
4.	Other securities		[3734]

D. Undue Concentration   [3650]

E. Other (List)

[3736A]		[3736B]
[3736C]		[3736D]
[3736E]		[3736F]
0		0
[3736]		[3740]

10. Net Capital   30,988
[3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)   1,397
[3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)   5,000
[3758]

13. Net capital requirement (greater of line 11 or 12)   5,000
[3760]

14. Excess net capital (line 10 less 13)   25,988
[3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)   28,892
[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition   20,960
[3790]

17. Add:

A. Drafts for immediate credit   [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited   [3810]

C. Other unrecorded amounts (List)

[3820A]		[3820B]	
[3820C]		[3820D]	
[3820E]		[3820F]	
		0	0
		[3820]	[3830]

19. Total aggregate indebtedness

                                      20,960
           [3840]

20. Percentage of aggregate indebtedness to
net capital (line 19 / line 10)

  %   68
           [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance
with Rule 15c3-1(d)

  %   0
           [3860]

Note: A reconciliation of the computation of net capital under Rule 15c3-1 is not necessary since there are no material differences - pursuant to Rule 17a-5(d)(4).

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]					
	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]					
	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]					
	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]					
	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]					
	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]					
	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]					
	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]					
	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]					
	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]					
	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ _____ 0

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities



Grace & Company, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON THE
INTERNAL CONTROL REQUIRED BY RULE 17a-5

Board of Directors
Cost Containment Services, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of *Cost Containment Services, Inc.* for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by *Cost Containment Services, Inc.* that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

St. Louis, Missouri
February 4, 2004